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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   |FORM 4/A|
                                   +--------+

[ ] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

   Leibow                           Corey
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

    7888 Golden Eagle Way
--------------------------------------------------------------------------------
                                   (Street)

Pleasanton                            CA                              94588
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)

2.  Issuer Name and Ticker or Trading Symbol:  ClickSoftware Technologies, Ltd.
                                              (CKSW)
                                             -----------------------------------
3.  IRS or Social Security Number of Reporting Person, (Voluntary)
                                                                  --------------
4.  Statement for Month/Year  April, 2002
                             ---------------------------------------------------
5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------

6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

   [   ]   Director                             [   ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)

           Chief Operating Officer *
--------------------------------------------------------------------------------
7.  Individual or Joint/Group Filing (Check Applicable Line)

      X  Form filed by One Reporting Person
    -----
         Form filed by More than One Reporting Person
    -----

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Ordinary Shares      04/30/02       C           5,000           A       $0.4250          28,000                D
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).

                                                                          (Over)
                                                                 SEC 1474 (7-96)


FORM 4 (continued)     Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                              (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option                $1.4000            03/08/02            A                       10,000
(right to buy)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Security      ficial
                                                                                (Instr.     ficially         Direct        Owner-
                               --------------------------------------------     5)          Owned            (D) or        ship
                               Date     Expira-              Amount or                      at End           Indirect      (Instr.
                               Exer-    tion         Title   Number of                      of               (I)           4)
                               cisable  Date                 Shares                         Month            (Instr. 4)
                                                                                            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
                                                    Oridinary
                               (2)     03/08/12      Shares    10,000                       10,000             D
------------------------------------------------------------------------------------------------------------------------------------

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
Explanation of Responses:

See continuation page(s) for footnotes


                              /s/   Corey Leibow                   5/10/02
                              -------------------------------  -----------------
                              **Signature of Reporting Person        Date



Leibow, Corey                           ClickSoftware Technologies, Ltd.  (CKSW)
7888 Golden Eagle Way                   April 2002
Pleasanton, CA  91604



(1) Chief Operating Officer
(2) Securities were purchased pursuant to the 2000 CKSW Employee Stock Purchase Plan. Price is discounted 15% from the closing price of the lessor of the first or last day of the purchase period.
(3) The option vest at the rate of 1/24 of the shares subject to the option per month such that all the shares will be vested and exercisable two (2) years from the date of grant.

* Amendment filed due to typographic error on footnote number one (1) within original filing. It should have read Chief Operating Officer not Chief Financial Officer.











** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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